SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------

                                  SCHEDULE 13D
                                 AMENDMENT NO. 1
                           ---------------------------

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               Pico Products, Inc.
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    719884108
                                 (CUSIP number)


                           William L. Walton, Chairman
                          Allied Capital Advisers, Inc.
                          1666 K Street, NW, 9th Floor
                              Washington, DC 20006
                                 (202) 331-1112
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 1, 1997
             (Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                                       13D
                               CUSIP No. 719884108

1         Name(s) of reporting person(s)             Allied Capital Corporation
          SS or IRS identification number(s)         53-0245085
          of person(s)


2         Check the appropriate box if a member      (a) [ ]
          of a group (see instructions)              (b) [X]

3         SEC USE ONLY

4         Source of funds (see instructions)          WC, OO

5         Check if disclosure of legal proceedings    [   ]
          is required pursuant to Item 2(d) or 2(e)

6         Citizenship or place of organization        Maryland

          Number of shares beneficially owned by each reporting person with:

7         Sole voting power                           186,104

8         Shared voting power

9         Sole dispositive power                      186,104

10        Shared dispositive power                    0

11        Aggregate amount beneficially owned by      1,129,313
          each reporting person

12        Check if the aggregate amount in row 11     [    ]
          excludes certain shares (see instructions)

13        Percent of class represented by amount       21.7%
          in row 11

14        Type of reporting person                     CO, IV
          (see instructions)

                                       13D
                               CUSIP No. 719884108

1         Name(s) of reporting person(s)          Allied Investment Corporation
          SS or IRS identification number(s)      52-1081051
          of person(s)

2         Check the appropriate box if a member   (a) [   ]
          of a group (see instructions)           (b) [X]

3         SEC USE ONLY

4         Source of funds (see instructions)       WC, OO

5         Check if disclosure of legal             [   ]
          proceedings is required pursuant to
          Item 2(d) or 2(e)

6         Citizenship or place of organization      Maryland

          Number of shares beneficially owned by each reporting person with:

7         Sole voting power                         491,484

8         Shared voting power

9         Sole dispositive power                    491,484

10        Shared dispositive power                  0

11        Aggregate amount beneficially owned by    1,129,313
          each reporting person

12        Check if the aggregate amount in row 11   [    ]
          excludes certain shares (see instructions)

13        Percent of class represented by amount     21.7%
          in row 11

14        Type of reporting person                   CO, IV
          (see instructions)


                                       13D
                               CUSIP No. 719884108

1         Name(s) of reporting person(s)          Allied Capital Corporation II
          SS or IRS identification number(s)      52-1628801
          of person(s)

2         Check the appropriate box if a          (a) [   ]
          member of a group (see instructions)    (b) [X]

3         SEC USE ONLY

4         Source of funds (see instructions)       WC

5         Check if disclosure of legal             [   ]
          proceedings is required pursuant to Item
          2(d) or 2(e)

6         Citizenship or place of organization      Maryland

          Number of shares beneficially owned by each reporting person with:

7         Sole voting power                         225,724

8         Shared voting power

9         Sole dispositive power                    225,724

10        Shared dispositive power                  0

11        Aggregate amount beneficially owned by    1,129,313
          each reporting person

12        Check if the aggregate amount in row 11   [    ]
          excludes certain shares (see instructions)

13        Percent of class represented by amount     21.7%
          in row 11

14        Type of reporting person                   CO, IV
          (see instructions)

                                       13D
                               CUSIP No. 719884108

1         Name(s) of reporting person(s)        Allied Investment Corporation II
          SS or IRS identification number(s)    52-1680801
          of person(s)

2         Check the appropriate box if a member (a) [   ]
          of a group (see instructions)         (b) [X]

3         SEC USE ONLY

4         Source of funds (see instructions)     WC

5         Check if disclosure of legal           [   ]
          proceedings is required pursuant to
          Item 2(d) or 2(e)

6         Citizenship or place of organization   Maryland

          Number of shares beneficially owned by each reporting person with:

7         Sole voting power                      226,001

8         Shared voting power

9         Sole dispositive power                 226,001

10        Shared dispositive power               0

11        Aggregate amount beneficially owned    1,129,313
          by each reporting person

12        Check if the aggregate amount in row   [    ]
          11 excludes certain shares (see
          instructions)

13        Percent of class represented by amount  21.7%
          in row 11

14        Type of reporting person                CO, IV
          (see instructions)

Item 1. Security and Issuer.
        This statement relates to the Common Stock of Pico Products, Inc., a New York corporation (the "Issuer"). The Issuer's executive offices are located at 12500 Foothill Boulevard, Lakeview Terrace, California 91342.

Item 2. Identity and Background.
        Each of Allied Capital Corporation ("ACC"), Allied Investment Corporation ("AIC"), Allied Capital Corporation II ("ACCII") and
        Allied Investment Corporation II, ("AICII") is a closed-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"). ACC, AIC, ACCII and AICII are collectively referred to herein as the "Funds". ACC and ACCII have each elected to be regulated as a business development company under the 1940 Act. AIC and AICII are wholly-owned subsidiaries of ACC and ACCII, respectively. Each of the Funds is organized as a Maryland corporation and has its principal place of business located at Allied Capital Advisers, Inc. ("Advisers"), at
        1666 K Street, NW, 9th Floor, Washington, DC 20006. Advisers serves as investment adviser to each of the Funds.

        During the last five years, neither any of the Funds, Advisers, nor any of their respective executive officers or directors, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        Pursuant to the terms of a Stock Purchase Agreement dated June 30, 1997, ACC, AIC, ACCII (collectively, the "Purchasers") acquired from Scimitar Development Capital Fund and Scimitar Development Capital "B" Fund for an aggregate consideration of $250,000, 350,000 shares of the Issuer's Common Stock, at $0.29 per share, together with the rights under Subordinated Notes in the aggregate principal amount of $500,000 on which an aggregate principal amount of $150,000 remains unpaid. Each Purchaser invested monies available from its working capital cash position of its portfolio.

        Although no Funds borrowed funds specifically to finance this particular transaction, for the general purpose of financing investments, ACC and AIC (i) maintain a revolving line of credit with a bank in the principal amount of $10,000,000, (ii) have issued and sold senior notes to an insurance company in the aggregate principal amount of $20,000,000, (iii) have issued and sold subordinated debentures to the Small Business Administration in the aggregate principal amount of $41,350,000, and (iv) maintain available credit from the Overseas Private Investment Corporation in the principal amount of $20,000,000. ACCII maintains a revolving line of credit with a bank in the principal amount of $25,000,000.

Item 4. Purpose of Transaction.

        Each Purchaser acquired the securities of the Issuer in the ordinary course of its business seeking to achieve its investment objectives and in accordance with its investment policies and restrictions, as determined by Advisers. No Fund has any plan or proposal which relates to or would result in any action described in (a) through (j) of this item 4.

Item 5. Interest in Securities of the Issuer.

        (a) In the aggregate, the Funds have the right to acquire up to 1,129,313 shares (21.7%) of the Common Stock of the Issuer. Each Fund is deemed to beneficially own all of the securities.

        (b) Upon exercise of the warrants, (i) ACC would have sole power to vote, and sole power to dispose of, 186,104 shares, (ii) AIC would have sole power to vote, and sole power to dispose of, 491,484 shares, (iii) ACCII would have sole power to vote, and sole power to dispose of, 225,724 shares, and (iv) AICII would have sole power to vote, and sole power to dispose of, 226,001 shares.

        (c) On July 1, 1997, the Purchasers acquired from certain shareholders of the Issuer for an aggregate consideration of $250,000, 350,000 shares of the Issuer's Common Stock, at $0.29 per share, together with the rights under Subordinated Notes in the aggregate principal amount of $500,000 on which an aggregate principal amount of $150,000 remains unpaid.

        (d)  Not applicable.

        (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        The Securities and Exchange Commission has granted certain exemptive orders under the 1940 Act (the "Exemptive Orders") to the Funds, permitting co-investments in accordance with the conditions stated therein.

        The terms of this particular investment are fully described in the Stock Purchase Agreement referred to herein at Item 3.

Item 7. Material to be Filed as Exhibits.

        A. SEC Investment Company Act Release No. IC-13330, dated June 15, 1983, is hereby incorporated by reference to SEC File No. 812-5528.

        B. SEC Investment Company Act Release No. IC-17155, dated September 26, 1989, is hereby incorporated by reference to SEC File No. 812-7274.

        C. SEC Investment Company Act Release No. IC-16468, dated July 5, 1988, is hereby incorporated by reference to SEC File No. 812-6922.

        D. SEC Investment Company Act Release No. IC-17492, dated May 16, 1990, is hereby incorporated by reference to SEC File No. 812-7434.

                                   Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this amendment is true, complete and correct.


Dated:  July 17, 1997


                                  ALLIED CAPITAL CORPORATION


                                  By: /s/ William L. Walton
                                      -------------------------------------
                                      William L. Walton
                                      President and Chief Executive Officer


                                  ALLIED INVESTMENT CORPORATION


                                  By: /s/ William L. Walton
                                      -------------------------------------
                                      William L. Walton
                                      President and Chief Executive Officer


                                   ALLIED CAPITAL CORPORATION II


                                   By: /s/ William L. Walton
                                      -------------------------------------
                                       William L. Walton
                                       President and Chief Executive Officer


                                    ALLIED INVESTMENT CORPORATION II


                                   By: /s/ William L. Walton
                                      -------------------------------------
                                       William L. Walton
                                       President and Chief Executive Officer